Filed by Americas Technology Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Americas Technology Acquisition Corp.

Commission File No.: 001-39807

Date: October 17, 2022

Rally Communitas Corp. Announces Participation in LD Micro Main Event XV Conference

New York, New York--(Newsfile Corp. - October 17, 2022) - Rally Communitas Corp. (the Company or "Rally"), a leading technology company for mass mobility in the United States doing business under the "Rally" and "OurBus" brands, who recently announced a proposed business combination with Americas Technology Acquisition Corp., a special purpose acquisition company ("ATA") (NYSE: ATA) (NYSE: ATA.WS) (NYSE: ATA.U), today announced management's participation in the LD Micro Main Event XV conference being held from October 25-27, 2022 at the Luxe Sunset Boulevard Hotel in Bel Air, California.

Numaan Akram, Chief Executive Officer, and Ethan Rudin, Chief Financial Officer, of Rally will be available for one-on-one meetings with investors and will be giving a presentation on Wednesday, October 26th at 9:00 AM pacific time. Interested parties can register for and view the webcast of the presentation here. To schedule a meeting with Rally's management, please contact your conference representative or you may also email your request to RLLY@mzgroup.us.

About Rally

Rally is a Mass Mobility as a Service company that has mobilized millions of riders with innovations designed to meet the needs of surge demand and middle mile travel challenges.

Rally's premier product is the bus rideshare which aggregates individuals going to large events, creating bus trips on-demand. Their algorithms automatically route together crowdsourced bus stops to create productive routes. Additionally, Rally's "OurBus" product disrupts regularly scheduled intercity bus travel by utilizing data science to create optimized intercity routes and automating the business of buses.

Rally does not own or operate any buses and employs no drivers or mechanics.

About Americas Technology Acquisition Corp. (ATA)

Americas Technology Acquisition Corp. is a blank check company (SPAC) organized for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Visit https://atacspac.com for more information.

About Pubco

Americas Technology Acquisition Holdings Inc. (or Pubco) was formed as a corporation under the laws of the State of Delaware on May 2, 2022. Pubco was formed for the purpose of effectuating the proposed business combination between Rally and ATA (the "Business Combination") and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. As a result of the Business Combination, ATAC and Rally will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company and will change its name to "Rally Mobility Co".

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements which may be deemed as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements which may be identified by words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "predicts," "potential," "might" and "continues," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Rally's and Pubco's industry and market sizes, financial condition and performance of Rally, ATA and Pubco, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of ATA's public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Rally and Pubco, the expected Business Combination and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of the management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the management's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in ATA's reports filed with the SEC, the Registration Statement and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities of ATA; the risk that the Business Combination may not be completed by ATA's business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by ATA; inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change, legal proceedings instituted against Rally or against ATA related to the Merger Agreement or the management teams, or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Business Combination due to the failure to obtain approval of ATA's shareholders or Rally's stockholders and the receipt of certain governmental and regulatory approvals; redemptions exceeding a maximum threshold or the failure to maintain the listing of ATA's securities or the minimum cash closing condition contained in the Merger Agreement or failure of Pubco to meet The New York Stock Exchange's initial listing standards in connection with the consummation of the Business Combination; costs related to the transactions contemplated by the Merger agreement and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; a delay or failure to realize the expected benefits from the proposed Business Combination, including Rally's ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management's time from ongoing business operations due to the proposed Business Combination; changes in the markets in which Rally competes, including with respect to its competitive landscape, technology evolution or the impact of regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets Rally serve; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that Rally may not be able to execute its growth strategies; security breaches or other disruptions of Rally information technology systems or violations of data privacy laws; Rally's inability to adequately protect its intellectual property; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which Rally operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on Rally; the risk that Rally may not be able to develop and maintain effective internal controls; changes in interest rates; increased competition and the ability to generate sufficient cash to fulfill obligations; loss of certain key officers; loss of continued relationships with customers or bus operators; and Rally's and Pubco's success at managing the foregoing items. The forward-looking statements are based upon management's beliefs and assumptions. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement discussed above and other documents filed by ATA and Pubco from time to time with the SEC. Rally, ATA and Pubco caution that the foregoing list of factors is not exclusive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco, ATA and Rally, as applicable, have filed relevant materials with the SEC, including the Registration Statement and other documents regarding the proposed Business Combination. ATA's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials contain important information about Rally, ATA, Pubco and the proposed Business Combination. Promptly after the Registration Statement is declared effective by the SEC, ATA will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of ATA are urged to carefully read the entire Registration Statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination transaction. Shareholders of ATA will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about ATA, without charge, at the SEC's website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and ATA's other filings with the SEC can also be obtained, without charge, by directing a request to: Americas Technology Acquisition Corp. 16400 Dallas Pkwy # 305, Dallas, TX. Additionally, all documents filed with the SEC can be found on ATA's website, https://atacspac.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

ATA, Rally, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ATA's shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in ATA will be included in the definitive proxy statement/prospectus for the proposed Business Combination when available at www.sec.gov. Information about ATA's directors and executive officers and their ownership of ATA's securities is set forth in ATA's filings with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Contacts

Investor Contact
Shannon Devine
MZ Group North America
203-741-8811
RLLY@mzgroup.us